Exhibit 11
Statement Re: Computation of Per Share Earnings
(unaudited)

	Three Months Ended				Nine Months Ended
	July 31,				July 31,
	2006		2005		2006		2005
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$3,802	$3,802	$2,879	$2,879	$10,764	$10,764	$9,208	$9,208

Weighted-average shares
outstanding	6,308	6,308	6,206	6,206	6,308	6,308	6,156	6,156

Dilutive effect of stock options	--	84	--	173	--	85	--	169
	6,308	6,392	6,206	6,379	6,308	6,393	6,156	6,325

Income per common share	$0.60	$0.59	$0.46	$0.45	$1.71	$1.68	$1.50	$1.46